July 23, 2024

Andrew Power
President & Chief Executive Officer
Digital Realty Trust, Inc.
5707 Southwest Parkway, Building 1, Suite 275
Austin, TX 78735

       Re: Digital Realty Trust, Inc.
           Form 10-K for the year ended December 31, 2023
           File No. 001-32336
Dear Andrew Power:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction